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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                            ------------------------

                            GRAPHIC INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                          GREENWICH ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                        WALLACE COMPUTER SERVICES, INC.
                                   (BIDDERS)
                            ------------------------

                         COMMON STOCK, $0.10 PAR VALUE
                         (Title of Class of Securities)
                            ------------------------

                                  388678 10 4
                     (CUSIP Number of Class of Securities)
                            ------------------------

                              MICHAEL J. HALLORAN
                        VICE PRESIDENT, CHIEF FINANCIAL
                        OFFICER AND ASSISTANT SECRETARY
                        WALLACE COMPUTER SERVICES, INC.
                                2275 CABOT DRIVE
                             LISLE, ILLINOIS 60532
                                 (630) 588-5000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                   COPIES TO

              STEVEN L. CARSON                                  SIDLEY & AUSTIN
               GENERAL COUNSEL                             ONE FIRST NATIONAL PLAZA
       WALLACE COMPUTER SERVICES, INC.                      CHICAGO, ILLINOIS 60603
              2275 CABOT DRIVE                                  (312) 853-7000
            LISLE, ILLINOIS 60532                    ATTENTION: FREDERICK C. LOWINGER AND
               (630) 588-5000                                  STEVEN SUTHERLAND

                            ------------------------

                           CALCULATION OF FILING FEE

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                 TRANSACTION                                      AMOUNT OF
                  VALUATION*                                      FILING FEE
----------------------------------------------------------------------------------------------
                 $221,505,045                                      $44,301
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

 * For the purpose of calculating the fee only, this amount assumes the purchase of 10,184,140 shares of Common Stock, par value $.10 per share (the "Shares"), of Graphic Industries, Inc. (the "Company") at $21.75 per share. Such number of shares includes all outstanding Shares as of October 12, 1997 and assumes the exercise of all options to purchase Shares issued under the Company's stock option plans which are outstanding as of such date, the conversion of the Company's 7% Convertible Subordinated Debentures due May 15, 2006 and the conversion of shares of Class B Common Stock, par value $.10 per share, of the Company (the "Class B Shares") that as of such date were not owned by the Selling Stockholder (as defined below).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $37,034                        Filing Party:  Greenwich Acquisition Corp.
                                                                         Wallace Computer Services, Inc.
Form or Registration No.:  Schedule 14D-1                 Date Filed:    October 3, 1997

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

CUSIP NO. 388678 10 4               14D-1 AND 13D              PAGE 2 OF 7 PAGES

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Greenwich Acquisition Corp.
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                     (b) [X]
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 3.  SEC USE ONLY
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 4.  SOURCES OF FUNDS (SEE INSTRUCTIONS)
     AF
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f).                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Georgia
----------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,144,602 Shares*
----------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                           [ ]
----------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
     Approximately 41.5% of the Shares as of October 12, 1997*
----------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
----------------------------------------------------------------------------

* See Footnote on Page 3.

CUSIP NO. 388678 10 4               14D-1 AND 13D              PAGE 3 OF 7 PAGES

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Wallace Computer Services, Inc. (36-2515832)
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                     (b) [X]
----------------------------------------------------------------------------
 3.  SEC USE ONLY
----------------------------------------------------------------------------
 4.  SOURCES OF FUNDS
     BK
----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f).                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,144,602 Shares*
----------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                           [ ]
----------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
     Approximately 41.5% of the Shares as of October 12, 1997*
----------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
----------------------------------------------------------------------------

* The Offeror and Parent (each as defined herein) and Mark C. Pope III (the "Selling Stockholder") have entered into an Amended and Restated Stockholder Agreement, dated as of October 12, 1997 (the "Stockholder Agreement"), amending and restating the Stockholder Agreement, dated as of September 28, 1997 (the "Original Stockholder Agreement"), pursuant to which the Selling Stockholder has granted to the Offeror an irrevocable option to purchase, and following the purchase of any Shares pursuant to the Offer (as defined herein) the Offeror has agreed to purchase, 432,089 of the Shares and 2,239,046 of the Class B Shares (collectively, the "Option Shares") owned of record by the Selling Stockholder at a price per share equal to the amount being offered pursuant to the Offer. The Selling Stockholder has also agreed (i) so long as the Merger Agreement (as defined in the Supplement to Offer to Purchase, dated October 17, 1997, a copy of which is filed as an exhibit hereto) has not been terminated, to tender pursuant to the Offer the other 409,421 Shares owned by him, (ii) in the event the Offeror purchases Shares pursuant to the Offer, to sell the other 2,064,046 Class B Shares owned by him to the Offeror at the time of the sale to the Offeror of the Option Shares and (iii) so long as the Merger Agreement has not been terminated, to, upon the written request of the Offeror, tender pursuant to the Offer any Shares owned by him that constitute Option Shares. Pursuant to the Stockholder Agreement, the Selling Stockholder has also agreed that, among other things, until September 28, 1998, the Selling Stockholder will not transfer any Shares or Class B Shares owned by him to any person other than the Offeror or the Offeror's designee (except for certain permitted transfers) and will vote all of such Shares and Class B Shares in favor of the transactions contemplated by the Merger Agreement and against certain competing transactions at any meeting of stockholders of the Company called to vote thereon. The Class B Shares automatically convert into Shares on a one-for-one basis following transfer of the Class B Shares to the Offeror pursuant to the Stockholder Agreement. The Offeror and Parent disclaim beneficial ownership of the Option Shares and the other Shares and Class B Shares owned by the Selling Stockholder until the Offeror purchases such shares pursuant to the Offer or the Stockholder Agreement, as the case may be.

     Greenwich Acquisition Corp., a Georgia corporation (the "Offeror"), and Wallace Computer Services, Inc., a Delaware corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on October 3, 1997 with respect to their offer to purchase all outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of Graphic Industries, Inc., a Georgia corporation (the "Company"), as set forth in this Amendment No. 1.

     The price offered for the Shares has been increased to $21.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 3, 1997, as amended and supplemented by the Supplement to Offer to Purchase, dated as of October 17, 1997 (the "Supplement"), and in the related revised Letter of Transmittal (which together constitute the "Offer"). This Amendment also constitutes an amendment to the Schedule 13D filed on October 3, 1997 with respect to the acquisition by the Offeror and Parent of beneficial ownership of Shares and Class B Shares subject to the Stockholder Agreement. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The information set forth in the Introduction and Section 3 ("Price Range of Shares; Dividends") of the Supplement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     The information set forth in the Introduction and Section 5 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company Since September 28, 1997") of the Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 4 ("Source and Amount of Funds") of the Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (e): The information set forth in the Introduction, Section 5 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company Since September 28, 1997"), Section 6 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 7 ("The Merger Agreement and the Stockholder Agreement") of the Supplement is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b): The information set forth in the Introduction, and Section 7 ("The Merger Agreement and the Stockholder Agreement") of Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 5 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company Since September 28, 1997") and Section 7 ("The Merger Agreement and the Stockholder Agreement") of the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     The information set forth in the Supplement and the revised Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(11) Supplement to Offer to Purchase dated October 17, 1997.

     (a)(12) Revised Letter of Transmittal.

     (a)(13) Revised Letter from Smith Barney Inc., as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(14) Revised Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

     (a)(15) Revised Notice of Guaranteed Delivery.

     (a)(16) Revised Summary Announcement dated October 17, 1997.

     (a)(17) Press Release issued by Parent and the Company on October 12, 1997.

     (a)(18) Revised Conversion and Tender Request for Class B Shares.

     (c)(3) Amended and Restated Agreement and Plan of Merger, dated as of October 12, 1997, among Parent, the Offeror and the Company.

     (c)(4) Amended and Restated Stockholder Agreement, dated as of October 12, 1997, among Mark C. Pope III, the Offeror and Parent.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 1997
                                          Wallace Computer Services, Inc.

                                          By:     /s/ ROBERT J. CRONIN
                                            ------------------------------------
                                            Name: Robert J. Cronin
                                            Title: President and Chief Executive
                                              Officer

                                          Greenwich Acquisition Corp.

                                          By:     /s/ ROBERT J. CRONIN
                                            ------------------------------------
                                            Name: Robert J. Cronin
                                            Title: Chief Executive Officer


                                 EXHIBIT INDEX

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
EXHIBIT
  NO.                             EXHIBIT NAME
-------                           ------------

(a)(11)   Supplement to Offer to Purchase dated October 17, 1997.
(a)(12)   Revised Letter of Transmittal.
(a)(13) Revised Letter from Smith Barney Inc., as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(14) Revised Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
(a)(15)   Revised Notice of Guaranteed Delivery.
(a)(16)   Revised Summary Announcement dated October 17, 1997.
(a)(17)   Press Release issued by Parent and the Company on October
          12, 1997.
(a)(18)   Revised Conversion and Tender Request for Class B Shares.
(c)(3) Amended and Restated Agreement and Plan of Merger, dated as of October 12, 1997, among Parent, the Offeror and the Company.
(c)(4) Amended and Restated Stockholder Agreement, dated as of October 12, 1997, among Mark C. Pope III, the Offeror and Parent.